Exhibit 99.1

Aeterna Zentaris Inc.
315 Sigma Drive, Ste 302D
Charleston, SC 29486
www.aezsinc.com
Press Release
For immediate release

Aeterna Zentaris Reports Second Quarter 2017 Financial and Operating Results
Macrilen™ NDA filed at end of Q2; FDA granted a PDUFA date of December 30, 2017
All amounts are in US Dollars
Recent key developments

•	Macrilen™ development progressing toward completion

◦
The Company announced on June 30, 2017 that a new drug application (“NDA”) seeking approval of Macrilen™ (macimorelin), an orphan drug, for the evaluation of growth hormone deficiency in adults (“AGHD”) was resubmitted to the U.S. Food and Drug Administration (the “FDA”) on such day.

◦
On July 18, 2017, the Company announced that we had been notified by the FDA that our NDA seeking approval of Macrilen™ for the evaluation of AGHD had been accepted as a complete response to the FDA’s November 5, 2014 Complete Response Letter and granted a PDUFA date of December 30, 2017.

•	Cost reduction measures

◦	Restructuring Program of the Frankfurt, Germany operations was approved by the Company and the German Work Council.

◦	The total cost of the Restructuring Program is expected to be approximately $2.0 million. Most of the restructuring costs are expected to be paid in the financial year ending December 31, 2018.

◦
Three sales representatives and one sales-manager position were eliminated at quarter-end as part of sales force optimization prior to anticipated sales force expansion related to Macrilen™ commercialization.

•	Cash on hand sufficient to get to expected approval

◦	$13.9 million of unrestricted cash and cash equivalents at quarter-end; no third-party debt.

◦	Approximately $2.6 million of net proceeds raised from sales of Common Shares pursuant to our current ATM program subsequent to the end of the second quarter.

◦	Approximately 16.1 million Common Shares outstanding as of August 10, 2017.
Charleston, SC, August 10, 2017 - Aeterna Zentaris Inc. (NASDAQ, TSX: AEZS) (the “Company”), a specialty biopharmaceutical company engaged in developing and commercializing novel pharmaceutical therapies, today reported financial and operating results for the second quarter ended June 30, 2017.
Commenting on recent key developments, Michael V. Ward, Chief Executive Officer of the Company, stated, “On June 30, 2017, we reported that we re-submitted an NDA for Macrilen™, which was ahead of our previously announced goal. On July 18, 2017 we were notified by the FDA of a PDUFA date of December 30, 2017. If the product is approved, it will be the only FDA-approved drug for assessing AGHD and we believe it is likely to rapidly become the new method for confirming AGHD.”
Addressing the Company’s future plans, Mr. Ward stated, “We are continuing our commercial organization and infrastructure preparation for the earliest possible launch of Macrilen™ in the United States. Our goal is to be prepared to launch the product in the first quarter of 2018. We are also reviewing our resources and making adjustments consistent with our focus on commercializing Macrilen™. In this regard, we continue to concentrate our selling efforts on the territories that will be key to the successful commercialization of Macrilen™. As a result, we eliminated one sales manager position and three sales territories at the end of the quarter. Furthermore, we decided to effect a substantial reduction in our Frankfurt organization because of the discontinuance of our work on Zoptrex™ and related development programs. With the implementation of the restructuring plan, we expect to have approximately 10 employees in Frankfurt by the end of 2018, as compared to our current roster of 35 employees there. The total cost of the Restructuring Program is expected to be approximately $2.0 million and should lead to annual savings of approximately $2.5 million following complete implementation expected to be at the end of 2018. The majority of the restructuring costs are expected to be paid in the financial year ending December 31, 2018. Overall, we are focused on progressing Macrilen™ through regulatory approval and commercialization, while continuing to ensure that we optimize the use of our resources and capital. Finally, following the cost savings measure and the latest ATM share issuances, we improved our financial condition in order to have a stronger balance sheet at the end of 2017.”
Mr. Ward continued his commentary. “The Company has reached an important point in its evolution and is conducting a strategic review of its plans, resources and opportunities in order to best position itself to maximize shareholder value and formed a special committee of independent directors (the “Strategic Review Committee”) to consider and evaluate various strategic and financing alternatives available to the Company to maximize shareholder value, including continuing to execute on its existing business plan and/or considering and recommending changes to the Company’s management and governance.”
Second Quarter 2017 Financial Highlights
Revenues
Revenues were $243,000 and $504,000 for the three and six months ended June 30, 2017, as compared to $96,000 and $338,000 for the same periods in 2016. The increase is mainly explained by the expanded contract with APIFINY® which was effective June 1, 2016 and the amortization of the up-front payment received in connection with one of the out-licensing agreements that we entered into in the third quarter of 2016 for ZoptrexTM.
Research and Development (“R&D”) costs
R&D costs were $3.6 million and $6.1 million for the three and six months ended June 30, 2017, compared to $3.7 million and $7.4 million for the same periods in 2016. R&D costs remained stable for the three-month period ended June 30, 2017. The decrease in our R&D costs for the six months ended June 30, 2017, as compared to the same period in 2016, is mainly attributable to lower third-party costs attributable to Zoptrex™, which is mainly due to the fact that we completed the clinical portion of the ZoptEC trial during the first quarter of 2017. Third-party costs attributable to Macrilen™ also decreased during the six months ended June 30, 2017, as compared to the same period in 2016. This is mainly due to the fact that we completed the Phase 3 clinical trial at the end of 2016. The costs incurred in 2017 are related to the detailed analysis of the top-line results as well as preparation of the NDA filing, which was submitted on June 30, 2017.
General and Administrative (“G&A”) Expenses
G&A expenses were $1.9 million and $3.8 million for both the three and six-month periods ended June 30, 2017 and 2016 and are in line with expectations.
Selling Expenses
Selling expenses were $1.4 million and 3.0 million for the three and six months ended June 30, 2017, as compared to $1.7 million and $3.4 million for the same periods in 2016. Selling expenses for the three and six months ended June 30, 2017 and 2016 represent mainly the costs of our sales force related to the co-promotion activities as well as our sales management team. The decrease in selling expenses is explained by the reduction in the number of sales representatives from 20 to 13 since February 2017. In July 2017, we further reduced the number of sales representative to 10 and we reduced our headcount by one sales manager. We believe that we will be able to expand our sales force quickly following the expected approval of MacrilenTM.
Net Finance Income
Net finance income was $4.1 million and $5.6 million for the three and six months ended June 30, 2017, as compared to $0.2 million and $3.5 million, for the same periods in 2016. The increase in finance income is mainly attributable to the change in fair value recorded in connection with our warrant liability. Such change in fair value results from the periodic "mark-to-market" revaluation, via the application of option pricing models, of outstanding share purchase warrants. The closing price of our common shares, which, on the NASDAQ, fluctuated from $0.84 to $3.65 during the six-month period ended June 30, 2017, compared to $2.67 to $4.40 during the same period in 2016, also had a direct impact on the change in fair value of warrant liability.

Net Loss
Net loss for the three and six months ended June 30, 2017 was $2.6 million and $6.7 million (or $0.18 and $0.49 per share), as compared to a net loss of $7.0 million and $10.7 million (or $0.71 and $1.08 per share) for the same periods in 2016. The decrease in net loss and net loss per share for the three and six months ended June 30, 2017, as compared to the same periods in 2016, is largely attributable to lower operating expenses as well as higher net finance income, as presented above.
Liquidity
Cash and cash equivalents were $13.9 million as at June 30, 2017, as compared to $22.0 million as at December 31, 2016. The decrease in cash and cash equivalents as at June 30, 2017, as compared to December 31, 2016, is due to the net cash used in operating activities including variations in components of our working capital. The decrease was partially offset by the net proceeds generated by the issuance of common shares under our various ATM programs.
Conference Call
The Company will host a conference call to discuss these results on Friday August 11, 2017, at 8:30 a.m., Eastern Time. Participants may access the conference call using the following dial-in number: 201-689-8029 and Confirmation number #13665527 . A replay of the conference call will also be available on the Company’s website for a period of 30 days.
For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the second quarter ended June 30, 2017, as well as the Company’s interim condensed consolidated financial statements as at June 30, 2017, can be found at www.aezsinc.com in the “Investors” section.
About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel pharmaceutical therapies. We are engaged in drug development activities and in the promotion of products for others. We recently resubmitted an NDA to the FDA seeking approval of MacrilenTM, an internally developed compound. The focus of our business development efforts is the acquisition of licenses to products that are relevant to our therapeutic areas of focus. We also intend to license out certain commercial rights of internally developed products to licensees in non-U.S. territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. For more information, visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed under the caption “Key Information - Risk Factors” in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission (“SEC”). Such statements include, but are not limited to, statements about the timing of, and prospects for, regulatory approval and commercialization of our product candidates, statements about the status of our efforts to establish a commercial operation and to obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ and the continued availability of funds and resources to successfully launch the product in the event the FDA approves Macrilen™, the rejection or non-acceptance of the NDA by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize Macrilen™, the degree of market acceptance of Macrilen™ in the event it is approved for commercialization by the FDA, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.
Contact
Michael V. Ward
Chief Executive Officer
IR@aezsinc.com
843-900-3223

Attachment: Financial summary

Condensed Interim Consolidated Statements of Comprehensive Loss Information
(in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
(unaudited)	2017	2016	2017	2016
	$	$	$	$
Revenues
Sales commission and other	131	33	284	214
License fees	112	63	220	124
	243	96	504	338
Operating expenses
Research and development costs	3,599	3,707	6,054	7,364
General and administrative expenses	1,874	1,865	3,755	3,759
Selling expenses	1,449	1,708	2,991	3,390
	6,922	7,280	12,800	14,513
Loss from operations	(6,679)	(7,184)	(12,296)	(14,175)
Gain (loss) due to changes in foreign currency exchange rates	196	(78)	261	390
Change in fair value of warrant liability	3,914	190	5,317	2,995
Other finance income	19	64	37	106
Net finance income	4,129	176	5,615	3,491
Net loss	(2,550)	(7,008)	(6,681)	(10,684)
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(659)	230	(792)	(239)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	194	(797)	635	(2,222)
Comprehensive loss	(3,015)	(7,575)	(6,838)	(13,145)
Net loss per share (basic and diluted)	(0.18)	(0.71)	(0.49)	(1.08)
Weighted average number of shares outstanding:
Basic and Diluted	14,086,508	9,936,541	13,776,045	9,932,641

Condensed Interim Consolidated Statement of Financial Position Information
(in thousands)

	As at June 30,	As at December 31,
(unaudited)	2017	2016
	$	$
Cash and cash equivalents [1]	13,931	21,999
Trade and other receivables and other current assets	1,007	744
Restricted cash equivalents	467	496
Property, plant and equipment	139	204
Other non-current assets	8,962	8,216
Total assets	24,506	31,659
Payables and other current liabilities	3,568	3,778
Current portion of deferred revenues	462	426
Warrant liability	1,537	6,854
Non-financial non-current liabilities [2]	14,448	14,389
Total liabilities	20,015	25,447
Shareholders' equity	4,491	6,212
Total liabilities and shareholders' equity	24,506	31,659
_________________________

1.
Approximately $0.7 million and $1.5 million were denominated in EUR as at June 30, 2017 and December 31, 2016, respectively, and approximately $1.9 million and $3.7 million were denominated in Canadian dollars as at June 30, 2017 and December 31, 2016, respectively.

2.	Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.